10026362

SEC Mail Processing Section

MAR 01 2010

Washington, DC 110

...ATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 34709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Synovus Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1137 First Avenue
(No. and Street)

Columbus (City) GA (State) 31901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles G. West, Vice President (706) 644-8249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street, NE Suite 2000 (Address) Atlanta (City) GA (State) 30308 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/12

OATH OR AFFIRMATION

I, Charles G. West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Synovus Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified solely as that of a customer.

Signature

VP, Financial Principal
Title

Notary Public

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

- X (a) Facing page
- X (b) Statement of Financial Condition
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- X (m) A copy of the SIPC Supplemental Report
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a–5(e)(3).

KPMG

SYNOVUS SECURITIES, INC.

(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statement of Financial Condition

December 31, 2009

Table of Contents

KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

Report of Independent Registered Public Accounting Firm

The Board of Directors
Synovus Securities, Inc.:

We have audited the accompanying statement of financial condition of Synovus Securities, Inc. (a wholly owned subsidiary of Synovus Financial Corp.) (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Synovus Securities, Inc. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	7,543,011
Trading securities		14,370,125
Receivable from clearing organization		9,280,341
Securities purchased under resale agreements		6,301,000
Income tax receivable from Parent		1,214,769
Receivable from affiliates		413,369
Furniture, fixtures, equipment, and leasehold improvements, net		1,094,892
Goodwill		39,359
Deferred income taxes		1,262,046
Other receivables		680,131
Other assets		888,921
Total assets	$	43,087,964

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	1,913,685
Accrued expenses payable to Parent		255,596
Payables to affiliates		1,497,155
Payables to clearing organization		7,102,000
Securities sold, not yet purchased		7,070,120
Deferred rent		676,100
Total liabilities		18,514,656
Stockholder's equity:		
Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 500 shares		500
Additional paid-in capital		29,633,638
Accumulated deficit		(5,060,830)
Total stockholder's equity		24,573,308
Commitments and contingencies (see notes)		
Total liabilities and stockholder's equity	$	43,087,964

See accompanying notes to statement of financial condition.

(1) General Information and Summary of Significant Accounting Policies

(a) Business

Synovus Securities, Inc. (the Company) is a wholly owned subsidiary of Synovus Financial Corp. (Synovus or Parent). The Parent is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA). The Company is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities included investment advisory services, full-service brokerage services, investment banking, capital markets transactions, and economic research. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

(b) Basis of Financial Statement Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, interest-bearing deposits with banks, and money market funds.

(d) Securities Transactions

All trading securities are recorded at trade date and are carried at fair market value, as determined by either a quote on a market exchange or a nonbinding broker quote.

(e) Receivable from and Payables to Clearing Organization

The Company clears its proprietary securities transactions and securities transactions for customers through a nonaffiliated clearing organization on a fully disclosed basis. Receivable from clearing organization represents amounts receivable and payable for securities transactions that have not reached their contractual settlement date, recorded on a net basis, amounts receivable for securities failed to deliver, and net commissions due from the clearing organization. Payables to clearing organization include amounts payable for securities failed to receive.

(f) Securities Purchased under Resale Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. The carrying value of reverse repurchase agreements approximates their fair value. These transactions are primarily resale agreements of United States government and agency securities. The Company's exposure to credit risk associated with the nonperformance of

(Continued)

customers in fulfilling these contractual obligations can be directly affected by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company.

It is the Company's policy to obtain possession of securities purchased under agreements to resell. The Company manages the credit risk associated with these transactions by monitoring the market value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate.

(g) Furniture, Fixtures, Equipment, and Leasehold Improvements

Furniture, fixtures, and equipment are reported at cost less accumulated depreciation and amortization. The Company reviews long-lived assets, such as premises and equipment, for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable.

(h) Income Taxes

The Company's operating results are included in the consolidated income tax returns of Synovus. The Company accrues income tax on a stand alone basis based on the Company's profitability, not that of Synovus.

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income of Synovus in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company follows the provisions of ASC 740-10. ASC 740-10 establishes a single model to address accounting for uncertain tax positions. ASC 740-10 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on derecognition measurement classification, interest and penalties, accounting in interim periods, disclosure, and transition. ASC 740-10 provides a two-step process in the evaluation of a tax position. The first step is recognition. A company determines whether it is more-likely than-not that a tax position will be sustained upon examination, including a resolution of any related appeals or litigation processes, based upon the technical merits of the position. The second step is measurement. A tax position that meets the more-likely than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company has no uncertain tax positions.

(Continued)

(i) ***Goodwill***

Goodwill, which represents the excess of cost over the fair value of net assets acquired of purchased companies is not amortized, but instead tested for impairment at least annually. The Company has determined that there was no goodwill impairment in its annual impairment tests on June 30 for each of the years ended December 31, 2009 and 2008.

(j) ***Deferred Rent***

Rent expense is recognized on a straight-line basis over the term of the respective lease. Beginning in 2007, the Company leases certain office space, a portion of which is used by three affiliates. Only the rent associated with the space the Company occupies is recorded as rent expense. Per agreement with the affiliates, the deferred rent balances for the entire lease is recorded on the books of the Company.

(2) Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital, as defined, of $18,218,734, which was $17,528,930 in excess of its required net capital of $689,804. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was .57 to 1.

(3) Trading Securities

Estimated fair values of trading securities at December 31, 2009 are as follows:

Mortgage-backed securities	$	9,008,200
Obligations of U.S. government agencies		3,025,704
Municipal securities		1,331,888
Corporate bonds		235,905
Other		768,428
	$	14,370,125

The Company has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If quoted market prices are not available, fair values are estimated using bid prices and quoted prices of pools or tranches of securities with similar characteristics. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

(Continued)

(4) Furniture, Fixtures, Equipment, and Leasehold Improvements

Furniture, fixtures, equipment, and leasehold improvements, net consist of the following at December 31, 2009:

Furniture and fixtures	$	906,313
Computer equipment and purchased software		919,902
Leasehold improvements		942,190
Furniture, fixtures, equipment, and leasehold improvements		2,768,405
Less accumulated depreciation and amortization		1,673,513
Furniture, fixtures, equipment, and leasehold improvements, net	$	1,094,892

(5) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2009 are presented below:

Deferred income tax assets:		
Purchase price allocation on Robert Andrews Securities, Inc.	$	815,691
Accrued stock option expense		121,295
Employee benefits		20,605
Donations		627
Deferred fee income		58,528
Deferred rent		263,254
Straight-line rent		266,996
State bonus depreciation & NOL carryforward		42,780
Gross deferred income tax assets		1,589,776
Deferred income tax liabilities:		
Prepaids		(255,425)
Depreciation and amortization		(24,339)
Share-based compensation deficiency		(47,966)
Gross deferred income tax liabilities		(327,730)
Net deferred tax assets	$	1,262,046

(Continued)

There was no valuation allowance for deferred tax assets at December 31, 2009. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income by the Company during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefits of these amounts.

(6) Line of Credit

(a) Margin Line of Credit

The Company has access to a margin line of credit from its clearing firm. Credit availability is based on net equity in proprietary positions. Interest on the line is calculated based on the prevailing federal funds target rate plus 50 basis points. The margin line was not utilized during 2009.

(b) Line of Credit with CB&T

As an additional source of financing, the Company established a line of credit with an affiliated company, Columbus Bank and Trust Company (CB&T) which is also a wholly owned subsidiary of Synovus, to be used for settlement requirements related to buying, selling and trading securities. The line of credit expires on November 10, 2010 and is renewable annually. The rate of interest is currently the floating prime rate or 4.25%, whichever is greater. The line of credit was not utilized during 2009.

(7) Securities Sold, Not Yet Purchased

Securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at the then-current market price. This obligation is recorded at the fair value of the securities to be purchased. The securities sold, not yet purchased are comprised of mortgage-backed securities of 858,745 and treasury securities of 6,211,375 as of December 31, 2009. Because securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at then-current market price, the fair value of the securities is likely to fluctuate prior to the date they are purchased due to changes in market interest rates of similar securities.

(8) Employee Benefits

The Company participates in the Synovus Profit Sharing Plan, which is a noncontributory, trusteed profit sharing plan covering substantially all employees with greater than one year of full-time service. The annual contribution to this plan is set each year by the board of directors of Synovus, but cannot exceed amounts allowable as a deduction for federal income tax purposes. The Company did not make a contribution in 2009.

The Company participates in the Synovus Employee Stock Purchase Plan, whereunder the Company made contributions equal to one-half of voluntary employee contributions. The funds were used to purchase currently issued and outstanding shares of Synovus common stock.

The Company participates in the Synovus Money Purchase Pension Plan, a defined contribution plan, covering substantially all employees with greater than one year of full-time service. The annual

contribution to this plan is set each year by the board of directors of Synovus, but cannot exceed amounts allowable as a deduction for federal income tax purposes.

(9) Share-Based Payment Arrangements

Under various Synovus long-term incentive plans, the Compensation Committee of the Board of Directors of Synovus has the authority to grant share-based awards to the Company's employees. Under the 2007 Omnibus Plan which permits grants of share-based compensation including stock options, non-vested shares, and restricted share units. The grants generally include vesting periods ranging from three to five years and contractual terms of ten years. Stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant-date. Non-vested shares and restricted share units are awarded at no cost to the recipient upon their grant. Synovus has historically issued new share to satisfy share option exercises and share unit conversions.

During 2009, no long-term incentive awards were granted to executive officers as a result of a decision in early 2009 to suspend share-based compensation in light of business performance and economic conditions. Additionally, no long-term incentive awards were granted to non-executive employees during 2009.

(10) Transactions with Affiliates

The Company had cash balances of $1,675,606 on deposit at CB&T, which is also a wholly owned subsidiary of Synovus, as of December 31, 2009.

The Company had amounts due to Synovus of $255,596 at December 31, 2009 excluding income tax related balances. The majority of these balances related to the Company's accrued contributions for employee benefit plans. The income taxes receivable from Synovus was $1,214,769 at December 31, 2009. The Company had amounts due to affiliated companies of $1,497,155 as of December 31, 2009 related to the revenue sharing agreement with certain banking affiliates. All intercompany amounts are noninterest bearing and due on demand.

(11) Commitments

The Company has noncancelable operating leases for office space. At December 31, 2009, minimum required payments under these agreements were as follows:

2010	$	756,390
2011		760,675
2012		765,078
2013		769,602
2014		774,250
Thereafter		4,958,092
Total lease commitments	$	8,784,087

(12) Contingencies

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition of the Company.

(13) Fair Value Accounting

ASC 820-10 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. Effective January 1, 2008, the Company adopted the provisions of ASC 820-10 for financial assets and liabilities. As permitted, the Company elected to defer the application of ASC 820-10 to nonfinancial assets and liabilities until January 1, 2009. The adoption of ASC 820-10 by the Company on January 1, 2009 had no material impact.

ASC 825-10-15 permits entities to make an irrevocable election, at specified election dates, to measure eligible financial instruments and certain other instruments at fair value. The Company has not elected the fair value option for any financial instruments.

(a) Determination of Fair Value

ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy for disclosure of fair value measurements based on significant inputs used to determine the fair value. The three levels of inputs are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include corporate debt and equity securities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes certain U.S. government agencies, US treasury and mortgage-backed debt securities, obligations of state and municipalities, corporate bonds, and certificates of deposit.

Level 3 – Unobservable inputs that are supported by little, if any, market activity for the asset or liability. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company has no investments classified in this category.

Following is a description of the valuation methodology used for the major category of financial assets and liabilities measured at fair value.

(b) Trading Account Assets/Liabilities and Securities Sold, Not Yet Purchased

Where quoted market prices are available in an active market, securities are valued at the last traded price by obtaining feeds from a number of live data sources including active market makers and inter-dealer brokers. These securities are classified as Level 1 within the valuation hierarchy and include equity securities. If quoted market prices are not available, fair values are estimated by using bid prices and quoted prices of pools or tranches of securities with similar characteristics. These types of securities are classified as Level 2 within the valuation hierarchy and consist of U.S. government agencies, US treasury and mortgage-backed debt securities, obligations of state and municipalities, corporate bonds, and certificates of deposits. In both cases, the Company has evaluated the valuation methodologies of its third-party valuation providers to determine whether such valuations are representative of an exit price in the Company's principal markets.

(c) Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents all financial instruments measured at fair value on a recurring basis, including financial instruments for which the Company has elected the fair value option as of December 31, 2009 according to ASC 820-10:

		Level 1	Level 2	Level 3	Total assets/ liabilities at fair value
Assets:					
Trading securities	$	725,049	13,645,076	—	14,370,125
Securities purchased under resale agreements		—	6,301,000	—	6,301,000
Liabilities:					
Securities sold, not yet purchased	$	—	7,070,120	—	7,070,120

(d) Financial Disclosures

ASC 825-10-50 requires the disclosure of the estimated fair value of financial instruments including those financial instruments for which the Company did not elect the FVO. The following table presents the carrying and estimated fair values of on-balance-sheet financial instruments at December 31, 2009. The fair value represents management's best estimates based on a range of methodologies and assumptions.

Cash and cash equivalents are repriced on a short-term basis; as such, the carrying value closely approximates fair value. Various receivables and payables approximate fair value due to their short-term nature.

		Carrying value	Estimated fair value
Financial assets:			
Cash and due from banks	$	7,543,011	7,543,011
Trading securities		14,370,125	14,370,125
Securities purchased under resale agreements		6,301,000	6,301,000
Financial liabilities:			
Securities sold, not yet purchased	$	7,070,120	7,070,120

KPMG

KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

Report of Independent Registered Public Accounting Firm

The Board of Directors
Synovus Securities, Inc.:

In planning and performing our audit of the financial statements of Synovus Securities, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

KPMG

KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

Report of Independent Registered Public Accounting Firm

The Board of Directors
Synovus Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Synovus Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, which included agreement of the amount to the journal entry and the cash disbursement check, noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, less amounts reported on the Form X-17A-5 reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported in the Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and workpapers including the Income Statement and General Ledger Posting Summary, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers including the FOCUS worksheet and general ledger details supporting the adjustments, noting no differences; and

5. Compared the amount of payments applied to the current SIPC-7T assessment with the Form SIPC-6 and Form SIPC-4 on which they were originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010